Filed by Alabama National BanCorporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Alabama National BanCorporation

Commission File No. 0-25160

This filing may be deemed to be solicitation material in respect of the proposed merger of Alabama National BanCorporation (“ANB”) with and into RBC Centura Banks, Inc. (“RBC Centura”), a wholly owned subsidiary of Royal Bank of Canada (“RBC”). In connection with the proposed merger, RBC has filed with the SEC a registration statement on Form F-4 (File No. 333-147789) (the “Registration Statement”) to register the RBC common shares to be issued to ANB stockholders in the proposed merger and that includes a definitive proxy statement of ANB dated December 14, 2007 (the “Proxy Statement/Prospectus”) that also constitutes a prospectus of RBC. RBC and ANB have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related Proxy Statement/Prospectus contain important information about RBC, RBC Centura, ANB, the proposed merger and related matters. ANB STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. ANB stockholders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by RBC and ANB with the SEC at the SEC’s website at www.sec.gov, from RBC’s Investor Relations department or from ANB’s Investor Relations department.

THE FOLLOWING (1) CORRESPONDENCE TO ANB STOCKHOLDERS; (2) FORM OF ELECTION AND LETTER OF TRANSMITTAL; (3) FREQUENTLY ASKED QUESTIONS AND (4) NOTICE OF GUARANTEED DELIVERY IN CONNECTION WITH THE MERGER OF ANB WITH RBC CENTURA, ARE HEREBY FILED BY ANB PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933.

* * *

December 21, 2007

Dear ANB Stockholder:

We are sending you the enclosed Form of Election and Letter of Transmittal, together with the Instructions that follow and the Notice of Guaranteed Delivery, in connection with the expected merger of Alabama National BanCorporation (“ANB”) with and into RBC Centura Banks, Inc., a wholly-owned subsidiary of Royal Bank of Canada (“RBC”). ANB stockholders will vote on the merger at a special meeting of stockholders to be held on January 24, 2008, and the merger is expected to be completed during the second quarter of RBC’s 2008 fiscal year, which runs from February 1, 2008 to April 30, 2008, subject to our stockholders’ approval, the receipt of all necessary regulatory approvals, the expiration of all regulatory waiting periods and the fulfillment of other customary closing conditions. As described in the enclosed Form of Election and Letter of Transmittal, the deadline for you to make an election as to the type of consideration you want to receive in the merger is 5:00 p.m., Birmingham, Alabama time, on January 31, 2008. If the election deadline is extended, then any new election deadline will be announced in a press release at least five business days in advance of the date of the new deadline.

If the merger is completed, each issued and outstanding share of ANB common stock (excluding shares owned by RBC, RBC Centura Banks, Inc. or ANB, and excluding any dissenting shares) will be converted into the right to receive, as elected by each ANB stockholder, either (i) RBC common shares worth U.S. $80.00 or (ii) U.S. $80.00 in cash, subject to certain proration procedures designed to ensure that the aggregate consideration to be paid by RBC to all ANB stockholders will be, as nearly as practicable, 50% cash and 50% RBC common shares. The merger agreement contains a proration provision to ensure these percentages. Stockholders will be entitled to make their election with respect to each share of ANB common stock held by them on a share-by-share basis. Cash will be paid in lieu of fractional shares. Subject to these proration requirements, those stockholders of ANB electing to receive RBC common shares will receive, for each share of ANB common stock, a number of RBC shares equal to U.S. $80.00 divided by the volume-weighted average market price of RBC common shares on the New York Stock Exchange over the five-trading-day period ending on the last full trading day immediately before the closing date of the merger.

A complete description of the merger agreement and the election mechanics and procedures is included in the proxy statement/prospectus that was mailed under separate cover to ANB stockholders on or about December 18, 2007. That proxy statement/prospectus may be accessed online at ANB’s website at www.alabamanational.com and at the SEC’s website at www.sec.gov. You should read the proxy statement/prospectus carefully and in its entirety. Your tax consequences will vary depending upon the election you make and a number of other factors. For certain information regarding the federal income tax consequences of elections, see the section entitled “Material Tax Considerations” in the proxy statement/prospectus.

RBC and ANB file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any nonconfidential information filed with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like RBC and ANB, that file electronically with the SEC. The address of the website is http://www.sec.gov. The reports and other information filed by RBC and ANB, respectively, with the SEC are also available at RBC’s and ANB’s websites. The address of RBC’s website is http://www.rbc.com. The address of ANB’s website is http://www.alabamanational.com.

RBC also files reports, statements and other information with the Canadian provincial securities regulatory authorities, which are available at various of the Canadian provincial securities regulatory authorities’ public reference rooms. RBC’s filings are also electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, the Canadian equivalent of the SEC’s EDGAR system, at http://www.sedar.com.

In order to make an election between stock consideration and cash consideration, subject to proration, please complete and sign the enclosed Form of Election and Letter of Transmittal and the Substitute Form W-9 in accordance with the Instructions included with the election form and return the forms along with your ANB stock certificate(s) or a properly completed guarantee of delivery to Computershare, the Exchange Agent for the transaction, no later than 5:00 p.m., Birmingham, Alabama time, on the election deadline. If you hold your ANB shares in “street name” through a bank, broker, or financial intermediary, you must provide instructions to your bank, broker, or financial intermediary in order to make an election on your behalf in accordance with that institution’s procedures. If you submit a guarantee of delivery, the Exchange Agent must receive the ANB stock certificate(s) by the time required in the guarantee of delivery.

If you do not make a proper election by the election deadline, you will have no control over the type of consideration that you will receive, and your ANB shares may be exchanged for cash, RBC common shares or a combination of both, depending on the elections of other ANB stockholders.

Once you send your ANB stock certificate(s) to the Exchange Agent in order to make an election, you will not be able to sell or transfer those ANB shares, unless you revoke your election prior to the election deadline.

We encourage you to read the enclosed documents, including the Form of Election and Letter of Transmittal, Notice of Guaranteed Delivery and Instructions. You also should read carefully the proxy statement/prospectus. If after reading these documents, you are uncertain about what to do, we encourage you to consult with a financial professional to help you make your final decision.

Sincerely,

John H. Holcomb, III
Chairman of the Board and Chief Executive Officer
Alabama National BanCorporation

To be effective, this Form of Election and Letter of Transmittal must be received by the Exchange Agent (identified below) no later than the Election Deadline, which will be 5:00 p.m., Central Time, on January 31, 2008 (unless extended), together with (1) the certificate(s) representing all shares of common stock, par value $1.00 per share, of Alabama National BanCorporation to which this Form of Election and Letter of Transmittal relates or (2) a properly completed Guarantee of Delivery with respect to such certificate(s). Delivery of shares of common stock of Alabama National BanCorporation may also be made by book-entry transfer to the Exchange Agent’s account at the Depository Trust Company. Any extension of the Election Deadline will be announced in a press release at least 5 business days in advance of the date of such deadline.

The Instructions accompanying the Form of Election and Letter of Transmittal should be read carefully before completing this Form of Election and Letter of Transmittal. The Exchange Agent or your broker or other financial advisor will assist you in completing this Form of Election and Letter of Transmittal.

FORM OF ELECTION

AND

LETTER OF TRANSMITTAL

to accompany certificates for

shares of common stock, par value $1.00 per share, of

Please read and follow the accompanying instructions carefully and deliver to the Exchange Agent at the following address:

Computershare Investor Services Inc.

Telephone: 1-866-586-7635

E-Mail: corporateactions@computershare.com

If delivered by Mail, to:	If delivered by Registered Mail, Hand, or by Overnight Courier, to:	If delivered by Mail or Hand, to the U.S. Forwarding Agent:
P.O. Box 7021	100 University Ave.	Computershare Trust Company N.A.
31 Adelaide St. E.	9th Floor	250 Royall Street
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1	Canton, MA 02021
Canada	Canada
Attn: Corporate Actions	Attn: Corporate Actions

Any questions and requests for assistance may be directed to the Exchange Agent at the respective telephone number and locations set out above.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH

ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE EXCHANGE AGENT.

Completing and returning the Form of Election and Letter of Transmittal does not have the effect of casting a vote with respect to adoption and approval of the Merger Agreement at the special meeting of stockholders of ANB. To vote on the Merger Agreement, please consult the Proxy Statement.

This Form of Election and Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for shares of common stock, par value $1.00 per share (the “ANB Shares”), of Alabama National BanCorporation (“ANB”), that are delivered to the Exchange Agent pursuant to the Agreement and Plan of Merger dated September 5, 2007 (the “Merger Agreement”), by and among ANB, Royal Bank of Canada (“RBC”) and RBC Centura Banks, Inc. (“RBC Centura”). The Merger Agreement is scheduled to be voted on by the stockholders of ANB at a special meeting of stockholders to be held on January 24, 2008. Delivery of Shares may also be made by book-entry transfer of the Shares to the Exchange Agent’s account at the Depository Trust Company (“DTC”).

Pursuant to the Merger Agreement, the undersigned hereby surrenders to the Exchange Agent the certificate(s) for ANB Shares (the “ANB Certificates”) representing the ANB Shares owned of record by the undersigned as set forth herein, and hereby makes the election (the “Election”) indicated in BLOCK D below to have the ANB Shares evidenced by the ANB Certificates converted into one of the following:

•

Cash Election — an amount of cash per share equal to U.S. $80.00 per share (the “Per Share Cash Amount”), subject to proration and adjustment, as defined and calculated in the Merger Agreement and described in the Proxy Statement (defined below);

•

Stock Election — a number of RBC common shares (“RBC Shares”) worth U.S. $80.00 (the “Per Share Stock Amount”), subject to proration and adjustment, as defined and calculated in the Merger Agreement and described in the Proxy Statement; or

•

Mixed Election — The Per Share Cash Amount with respect to a portion of the ANB Shares evidenced by the ANB Certificate(s) as designated by the undersigned below in BLOCK D and the Per Share Stock Amount with respect to the balance of the ANB Shares evidenced by the ANB Certificate(s), subject to proration and adjustment, as defined and calculated in the Merger Agreement and described in the Proxy Statement.

The undersigned understands that if the undersigned does not mark one of the Election boxes below in BLOCK D, the undersigned will be deemed to have indicated no preference as to the receipt of the Per Share Cash Amount or the Per Share Stock Amount (a “Non-Election”) and will receive consideration in the merger based on the results of the proration procedures set forth in the Merger Agreement and described in the Proxy Statement.

The Delivery of ANB Shares may also be made by book-entry transfer of the ANB Shares to the Exchange Agent’s account at the Depository Trust Company (“DTC”).

You are urged to read the Merger Agreement and the proxy statement/prospectus dated December 14, 2007 (the “Proxy Statement”) in their entirety before completing this Form of Election and Letter of Transmittal. The definitive terms pursuant to which the merger will be effected, including the amount and form of consideration to be received by holders of ANB Shares, the effect of this Form of Election and Letter of Transmittal, and certain conditions to the consummation of the merger contemplated by the Merger Agreement, are summarized in the Proxy Statement and set forth in full in and subject to the Merger Agreement. Different tax consequences may be associated with each of the election options available to you, and you should be aware that those consequences are summarized in general terms in the section of the Proxy Statement entitled “Material Tax Considerations.”

Consummation of the merger is subject to the required approval of the stockholders of ANB, to the receipt of all required regulatory approvals and to the satisfaction of certain other conditions, as described in the Merger Agreement. No payments related to any surrender of the ANB Certificate(s) will be made prior to the consummation of the merger, and no payments will be made to ANB stockholders if the Merger Agreement is terminated. If the Merger Agreement is terminated, all elections will be void and of no effect and ANB Certificate(s) submitted to the Exchange Agent will be returned as soon as practicable to the persons submitting them.

YOU MAY REQUEST A FREE COPY OF THE PROXY STATEMENT AND ADDITIONAL COPIES OF THIS LETTER OF TRANSMITTAL AND ELECTION FORM AT ANY TIME PRIOR TO THE ELECTION DEADLINE, BY REQUESTING A COPY IN WRITING OR BY TELEPHONE FROM THE FOLLOWING INDIVIDUAL:

Alabama National BanCorporation

1927 First Avenue North

Birmingham, Alabama 35203

Attn: Kimberly Moore

Telephone: (205) 583-3600

The undersigned hereby delivers to the Exchange Agent the enclosed ANB Certificate(s) and irrevocably deposits such ANB Shares with the Exchange Agent upon the terms and conditions contained herein and in the Merger Agreement. The following are the details of the enclosed ANB Certificate(s):

DESCRIPTION OF ANB STOCK SURRENDERED
Certificate Number(s)*	Name in which Registered†	Number of Shares Deposited‡	Number of ANB Shares, if any, Held in the ANB Dividend Reinvestment Plan‡

*	If the ANB Certificate(s) will be delivered using the Guarantee of Delivery procedures, ANB Certificate(s) numbers are not required at this time.
†	For a delivery using the Guarantee of Delivery procedures, please fill in exactly as name(s) will appear on the ANB Certificate(s) when delivered.
‡	Unless otherwise indicated, the total number of ANB Shares evidenced by all ANB Certificate(s) delivered will be deemed to have been deposited, as well as the total number of ANB Shares held in the ANB Dividend Reinvestment Plan as indicated on the front of this Form of Election and Letter of Transmittal.

Capitalized terms used but not defined in this Form of Election and Letter of Transmittal which are defined in the Proxy Statement have the meanings set forth in the Proxy Statement. By signing and returning this Form of Election and Letter of Transmittal or Guarantee of Delivery to the Exchange Agent, the undersigned agrees to the statements set forth below:

1. Pursuant to the Merger Agreement and subject to the election and proration procedures described herein and in the Proxy Statement, the undersigned surrenders the ANB Certificates representing ANB Shares listed above in this Form of Election and Letter of Transmittal or for which a book-entry transfer has been made (the “Deposited Shares”), and hereby makes the Election, as indicated in BLOCK D of this Form of Election and Letter of Transmittal, to receive for the Deposited Shares, the Per Share Stock Amount and/or the Per Share Cash Amount, or a combination of the foregoing. The undersigned understands that this Election the undersigned is making is subject to certain terms, conditions and limitations set forth in the Merger Agreement and described in the Proxy Statement, which terms, conditions and limitations are incorporated herein by reference. A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A. These terms, conditions and limitations include, but are not limited to, (i) the election procedures described in the Proxy Statement and set forth in the Merger Agreement and (ii) the proration process by which a holder of ANB Shares may receive for such holder’s ANB Shares an aggregate amount of cash and RBC Shares other than what such holder has elected.

2. The undersigned understands that each issued and outstanding ANB Share (excluding ANB Shares owned by RBC, RBC Centura or ANB, and excluding any dissenting ANB Shares) will be converted into the right to receive, as elected by holders of ANB Shares, either (i) RBC Shares worth U.S. $80.00, as described below, or (ii) U.S. $80.00 in cash, subject to certain proration procedures designed to ensure that the total aggregate consideration to be paid by RBC to all ANB stockholders will be, as nearly as practicable, 50% cash and 50% RBC Shares. Stockholders will be entitled to make the Election with respect to each ANB Share held by them on a share-by-share basis. Cash will be paid in lieu of fractional shares. The Merger Agreement contains a proration provision to ensure these percentages. Subject to these proration requirements, those stockholders of ANB electing to receive RBC Shares will receive, for each ANB Share, a number of RBC Shares equal to $80.00 divided by the volume-weighted average market price of RBC Shares on the New York Stock Exchange over the five-trading-day period ending on the last full trading day immediately before the closing date of the merger.

3. The undersigned understands that in order to receive the Per Share Stock Amount and/or the Per Share Cash Amount, or a combination of the foregoing, (i) this Form of Election and Letter of Transmittal must be completed and signed, (ii) the Substitute Form W-9 included in this Form of Election and Letter of Transmittal must be completed and signed, and (iii) this Form of Election and Letter of Transmittal, along with the Substitute Form W-9, must be mailed or delivered with the ANB Certificate(s) (or in the alternative, a Guarantee of Delivery to the Exchange Agent), to the

address (or the facsimile number solely with respect to a Guarantee of Delivery) set forth on the first page of this Form of Election and Letter of Transmittal. Delivery of ANB Shares may also be made by book-entry transfer of the ANB Shares to the Exchange Agent’s account at DTC. In order to properly make an election, this Form of Election and Letter of Transmittal and other required documents must be received by the Exchange Agent prior to the Election Deadline. If this Form of Election and Letter of Transmittal is not completed and received by the Exchange Agent pursuant to the instructions herein prior to the Election Deadline, the undersigned will be deemed to have made a Non-Election.

4. The undersigned acknowledges receipt of the Proxy Statement and represents and warrants that as of the date the undersigned has executed this Form of Election and Letter of Transmittal the undersigned has good and sufficient authority to deposit, sell and transfer the Deposited Shares and that when the Deposited Shares are accepted for payment by RBC, RBC and RBC Centura will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities.

5. IN CONSIDERATION OF THE VALUE RECEIVED, the undersigned hereby irrevocably assigns to RBC and RBC Centura all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, distributions) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after the effective time of the merger, as well as the right of the undersigned to receive any and all distributions. The undersigned hereby irrevocably appoints the Exchange Agent, as agent for the undersigned, to effect the exchange pursuant to the Merger Agreement and the instructions hereto. The undersigned hereby authorizes and instructs the Exchange Agent to deliver the ANB Certificate(s) covered hereby, and to receive on behalf of the undersigned, in exchange for the Deposited Shares, any check and/or any certificate for RBC Shares issuable to the undersigned. Furthermore, the undersigned authorizes the Exchange Agent to follow the Election made hereby and to rely upon all representations, certifications and instructions contained in this Form of Election and Letter of Transmittal. The undersigned understands and acknowledges that RBC and RBC Centura (which may delegate power in whole or in part to the Exchange Agent), in the exercise of their reasonable discretion, shall have the right to make all determinations, not inconsistent with the Merger Agreement, governing (i) the validity of Forms of Election and Letter of Transmittal and compliance by the undersigned with the election procedures set forth therein, (ii) the manner and extent to which Elections are to be taken into account in making the proration determinations, and (iii) the method of payment of the Per Share Cash Amount and cash in lieu of fractional RBC Shares.

6. The undersigned covenants and agrees to execute all such further documents, instruments, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to RBC and RBC Centura.

7. The undersigned understands that the purpose of the election procedures described in this Form of Election and Letter of Transmittal is to permit the undersigned to express a preference with respect to the form of consideration the undersigned elects to receive in the merger, subject to proration. The undersigned understands that the preference expressed may not be fully satisfied depending upon the preferences of other ANB stockholders.

8. The undersigned agrees that if the undersigned does not make an Election or if the undersigned makes an ineffective Election, the undersigned will be deemed to have made a Non-Election and will receive the Per Share Stock Amount, Per Share Cash Amount or a combination of both, depending on the elections of other ANB stockholders.

9. The undersigned acknowledges that none of ANB, RBC, RBC Centura, the ANB board of directors and the RBC board of directors has made any recommendation as to whether or not the undersigned should make a particular type of Election. The undersigned also acknowledges that the undersigned was advised to make his or her own decision, in consultation with his or her own financial and tax advisors, if any, as to what Election to make.

10. The undersigned understands and acknowledges that the undersigned will not receive the consideration elected unless and until the merger is completed and unless and until the ANB Certificate(s) or book-entry transfer(s) representing the ANB Shares are received by the Exchange Agent at the address set forth on the first page hereof, together with such additional documents as the Exchange Agent may require, and until the same are processed for exchange by the Exchange Agent. The undersigned understands and acknowledges that the method of delivery of the certificate(s) or book-entry transfer of ANB Shares and all other required documents is at the option and risk of the undersigned and that the risk of loss and title to ANB Shares shall pass only after the Exchange Agent has actually received the ANB Certificate(s) or book-entry transfer of ANB Shares. The undersigned further understands and acknowledges that no interest will accrue on the consideration to be paid, including on any cash paid in lieu of fractional RBC Shares, or on any dividends paid with respect thereto.

11. The undersigned understands that RBC uses electronic direct registration of its securities (the “Direct Registration System”) for RBC Shares. This means that RBC’s transfer agent will keep any RBC Shares the undersigned is entitled to receive in the merger in an electronic, book-entry form following the merger and, subsequently, if there is activity in the undersigned’s account, the undersigned will receive a Direct Registration Transaction Advice providing updated information on the RBC Shares. The undersigned understands that the undersigned will therefore not receive physical RBC share certificates.

12. Each authority conferred or agreed to be conferred by the undersigned in this Form of Election and Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Form of Election and Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the offer, the surrender of ANB Shares pursuant to the Form of Election and Letter of Transmittal is irrevocable.

13. The undersigned instructs RBC, RBC Centura and the Exchange Agent, upon RBC and RBC Centura making payment for the Deposited Shares, to mail the checks by first-class mail, postage prepaid, or to hold such checks for pick-up, in accordance with the instructions given below.

BLOCK A (see Instructions 3 and 4) ISSUE CHECK AND/OR REGISTER SHARES IN THE NAME OF: (please print)	BLOCK B (see Instructions 3 and 4) SEND CHECK (Unless BLOCK C is checked) TO:

(Name)	(Name)

(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal (Zip) Code)

(Telephone—Business Hours)	(City and Province or State)

(Social Insurance or Tax Identification Number)	(Country and Postal (Zip) Code)

BLOCK C
❑ HOLD CHECK FOR PICK-UP

BLOCK D

CASH AND/OR SHARE ELECTION

❑      Cash equal to U.S. $80.00 for each ANB Share deposited

OR

❑      RBC common shares worth U.S. $80.00 for each ANB Share deposited

OR

❑                   ANB Shares deposited for cash equal to U.S. $80.00, and all remaining ANB Shares deposited for RBC Shares worth U.S. $80.00

If an Election is not made or is not properly made, you will have no control over the type of consideration you may receive and, consequently, may receive only cash or only RBC Shares, or a combination of cash and RBC Shares, depending on Elections made by other ANB stockholders. The undersigned acknowledges that the total consideration payable under the Merger Agreement is subject to the proration provisions described in the section of the Proxy Statement entitled “The Merger Agreement — Proration Procedures”

Stockholder(s) Sign Here

(also complete Substitute Form W-9 below)

Signature guaranteed by (if required under	Dated:
Instruction 4):

Authorized Signature	Signature of Stockholder or Authorized Representative
(See Instruction 3)

Name of Guarantor (please print or type)	Name of Stockholder (please print or type)

Address (please print or type)	Name of Authorized Representative (please print or type)
(if applicable)

ALLOCATION PRIORITY FOR CERTIFICATED SHARES

Completion of this Allocation Priority for Certificated Shares is OPTIONAL and is NOT REQUIRED FOR A VALID ELECTION. Before completing the Allocation Priority for Certificated Shares, please call the Exchange Agent at 1-866-586-7635.

All Elections are subject to the proration and allocation provisions set forth in the Merger Agreement and described in the Proxy Statement. If you hold your ANB Shares in certificated form and you have made (i) a valid election for the Per Share Stock Amount and wish to designate the priority in which ANB Shares covered by the election are to be prorated in the event that RBC Shares for the Per Share Stock Amount are not available in the full amount elected or (ii) an Election to receive a combination of the Per Share Cash Amount and Per Share Stock Amount and wish to designate the priority in which ANB Shares covered by the election are to be allocated the Per Share Stock Amount and/or the priority in which ANB Shares covered by the election are to be reallocated in the event that the RBC Shares for the Per Share Stock Amount are not available in the full amount elected, please designate the priority below by ANB Certificate(s) number(s) (including the number of ANB Shares to which the prioritization pertains), with the ANB Shares to be converted into the Per Share Cash Amount listed first:

ANB Share Certificate No.:	Number of ANB Shares to which Prioritization Pertains:	Total ANB Shares Represented by Each ANB Share Certificate:

TO BE COMPLETED ONLY BY STOCKHOLDERS THAT ARE U.S. HOLDERS

	Part 1 —	PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.
		Name

		Social Security Number (TIN)

		OR
		Employer Identification Number

SUBSTITUTE		Awaiting TIN ☐
FORM W-9

	Part 2 —	Certification — Under the penalties of perjury, I certify that:

Department of the Treasury Internal Revenue Service	(1)	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me),

Payer’s Request for Taxpayer Identification Number (TIN) and Certification	(2)	I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

	(3)	I am a U.S. person (including a U.S. resident alien).
(UNITED STATES
SHAREHOLDERS ONLY)

Certificate Instructions — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such item (2).

	The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

	Sign Here

	SIGNATURE

	DATE

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE AMALGAMATION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE “AWAITING TIN” BOX IN PART 1 OF THE SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TIN

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 28% of all reportable payments made to me will be withheld.

Signature	Date	,	200

INSTRUCTIONS

The Form of Election and Letter of Transmittal is to be completed and received by the Exchange Agent prior to the Election Deadline by those holders of ANB Shares desiring to make an Election. The Election Deadline will be 5:00 p.m., Central Time, on January 31, 2008 unless extended by RBC and ANB, which extension will be announced in a press release at least 5 business days in advance of the date of the Election Deadline. Holders of ANB Shares who do not complete and submit the Form of Election and Letter of Transmittal prior to the Election Deadline cannot make an Election.

1. Use of the Form of Election and Letter of Transmittal. The method used to deliver this Form of Election and Letter of Transmittal and any accompanying certificates representing ANB Shares to the Exchange Agent is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Exchange Agent. RBC and RBC Centura recommend that the necessary documentation be hand delivered to the Exchange Agent or the U.S. Forwarding Agent at its office specified on the first page hereof, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. ANB stockholders whose ANB Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in surrendering those ANB Shares.

2. Change or Revocation of Election. Any holder of ANB Shares who has made an Election by submitting a Form of Election and Letter of Transmittal to the Exchange Agent may at any time prior to the Election Deadline change that holder’s Election by submitting to the Exchange Agent a revised and later dated Form of Election and Letter of Transmittal, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline. Any holder of ANB Shares may at any time prior to the Election Deadline revoke the Election and withdraw the ANB Certificate(s) for the holder’s ANB Shares deposited with the Exchange Agent by written notice to the Exchange Agent received prior to the Election Deadline. After the Election Deadline, a holder of ANB Shares may not change the Election and may not withdraw his or her ANB Certificate(s) unless the Merger Agreement is terminated.

3. Signatures. This Form of Election and Letter of Transmittal must be filled in and signed by the holder depositing the ANB Shares as described above or by such holder’s duly authorized representative (in accordance with Instruction 6).

(a) If this Form of Election and Letter of Transmittal is signed by the registered owner(s) of the accompanying ANB Certificate(s), such signature(s) on this Form of Election and Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such ANB Certificate(s) without any change whatsoever, and the ANB Certificate(s) need not be endorsed. If the ANB Certificate(s) are owned of record by two or more joint owners, all such owners must sign this Form of Election and Letter of Transmittal.

(b) If this Form of Election and Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying ANB Certificate(s):

(i) the ANB Certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or stock transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the ANB Certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures. If this Form of Election and Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares (see Instruction 3 above), or if the payment is to be made in a name other than the registered owner(s) (see BLOCK A), or sent to an address other than the address of the registered owner(s) (see BLOCK B), such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Exchange Agent (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a member of a Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program. Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

5. Guarantee of Delivery. Holders of ANB Shares whose certificate(s) are not immediately available or who cannot deliver their ANB Certificate(s) and all other required documents to the Exchange Agent or cannot complete the procedure for delivery of ANB Shares by book-entry transfer into the Exchange Agent’s account at DTC prior to the Election Deadline, may deliver their ANB Shares by properly completing and duly executing a Guarantee of Delivery if (1) the Guarantee of Delivery is made by or through a member of a registered national securities exchange, a member of The Financial Industry Regulatory Authority or by a commercial bank or trust company in the United States; (2) prior to the Election Deadline, the Exchange Agent receives a properly completed and duly executed Guarantee of Delivery, as provided herein, together with a properly completed and duly executed Form of Election and Letter of Transmittal and any other documents required by the Form of Election and Letter of Transmittal; and (3) the certificate(s) for all the ANB Shares covered by the Guarantee of Delivery, in proper form for transfer (or confirmation of a book-entry transfer of such ANB Shares into the Exchange Agent’s account at DTC), are received by the Exchange Agent within three (3) NYSE trading days after the Election Deadline. If the above requirements are not satisfied in a timely manner, the holder will be deemed to have made a Non-Election.

6. Fiduciaries, Representatives and Authorizations. Where this Form of Election and Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Form of Election and Letter of Transmittal must be accompanied by satisfactory evidence of such person’s proof of appointment and authority to act. Any of RBC, RBC Centura Bank, or the Exchange Agent, at their discretion, may require additional evidence of appointment or authority or additional documentation.

7. Miscellaneous.

(a) If the space on this Form of Election and Letter of Transmittal is insufficient to list all Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Form of Election and Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g., ‘John Doe’ and ‘J. Doe’), a separate Form of Election and Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted, other than as permitted by the Notice of Guaranteed Delivery.

(d) Additional copies of the Proxy Statement and the Form of Election and Letter of Transmittal may be obtained from the Exchange Agent at the address listed on the first page.

(e) No fraction of any RBC Share will be issued upon the surrender for exchange of any ANB Certificate(s). In lieu of fractional shares, an amount of cash determined under a formula set forth in the Merger Agreement will be paid by check.

8. Lost Certificates. If an ANB Certificate has been lost or destroyed, this Form of Election and Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Exchange Agent. The Exchange Agent will respond with the replacement requirements.

9. Substitute Form W-9 — U.S. Shareholders. In order to avoid “backup withholding” of United States income tax on payments made in respect of the redemption price, a holder of ANB Shares that is a U.S. holder (as defined below) must generally provide the person’s correct taxpayer identification number (“TIN”) on the Substitute Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, and that such Shareholder is a U.S. person (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, payments made in respect of the redemption price may be subject to backup withholding of 28%. For the purposes of this Letter of Transmittal, a “U.S. holder” means: a beneficial owner of ANB Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A holder of ANB Shares that is a U.S. holder should consult his or her tax advisor as to the Shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual United States citizen or resident is the individual’s social security number.

The “Awaiting TIN” box of the substitute Form W-9 may be checked if a Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the “Awaiting TIN” box is checked, the holder of ANB Shares that is a U.S. holder must also complete the Certificate of Awaiting TIN found below the Substitute Form W-9 in order to avoid backup withholding. If a holder of ANB Shares that is a U.S. holder completes the Certificate of Awaiting TIN but does not provide a TIN within 60 days, such holder will be subject to backup withholding at a rate of 28% until a TIN is provided.

Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of US $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Non-U.S. holders receiving payments in the U.S. should return a properly completed Form W-8 that is appropriate to the non-U.S. holder’s circumstances, a copy of which is available from the Exchange Agent upon request.

10. Privacy Notice. The Exchange Agent is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Exchange Agent receives non-public personal information about you – from transactions it performs for you, forms you send the Exchange Agent, other communications it has with you or your representatives, etc. This information could include your name, address, social security number, securities holdings and other financial information. The Exchange Agent uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. The Exchange Agent has prepared a Privacy Code to tell you more about the Exchange Agent’s information practices and how your privacy is protected. It is available at the Exchange Agent’s website, computershare.com, or by writing the Exchange Agent at 100 University Ave., Toronto, Ontario, Canada M5J 2Y1. The Exchange Agent will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

11. Non-Consummation of Merger. Consummation of the merger is subject to the required approval of the stockholders of ANB, to the receipt of all required regulatory approvals and to the satisfaction of certain other conditions, as described in the Merger Agreement. No payments related to any surrender of the ANB Certificate(s) will be made prior to the consummation of the merger, and no payments will be made to ANB stockholders if the Merger Agreement is terminated. If the Merger Agreement is terminated, all elections will be void and of no effect and ANB Certificate(s) submitted to the Exchange Agent will be returned as soon as practicable to the persons submitting them.

Completing and returning the Form of Election and Letter of Transmittal does not have the effect of casting a vote with respect to adoption and approval of the Merger Agreement at the special meeting of stockholders of ANB. To vote on the Merger Agreement, please consult the Proxy Statement.

All questions with respect to the Form of Election and Letter of Transmittal (including, without limitation, questions relating to the timeliness, effectiveness or revocation of any Election) will be resolved by RBC in its sole discretion and such resolution will be final and binding.

Please contact the Exchange Agent at 1-866-586-7635 with questions about this Form of Election and Letter of Transmittal.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer Identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this type of account:		Give the name and Social Security number of —	For this type of account:		Give the name and Employer Identification number of —
1.	Individual	The individual	6.	Sole Proprietorship or single-member LLC	The owner(3)

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)	7.	A valid trust, estate, or pension trust	The legal entity(4)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)	8.	Corporate or LLC electing corporate status on Form 8832	The corporation

4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee	9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)	10.	Partnership or multi-member LLC	The partnership

5.	Sole proprietorship or single-owner LLC	The owner(3)	11.	A broker or registered nominee	The broker or nominee

			12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).
(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number, apply for one immediately. To apply for a SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for a TIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1 (800) TAX-FORM, or from the IRS Web Site at www.irs.gov.

Payees Exempt From Backup Withholding

Payees specifically exempted from backup withholding include:

(1)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

(2)	The United States or any of its agencies or instrumentalities.

(3)	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(4)	A foreign government or any of its political subdivisions, agencies or instrumentalities.

(5)	An international organization or any of its agencies or instrumentalities.

Payees that may be exempt from backup withholding include:

(6)	A corporation.

(7)	A foreign central bank of issue.

(8)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(9)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)	A real estate investment trust.

(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)	A common trust fund operated by a bank under Section 584(a).

(13)	A financial institution.

(14)	A middleman known in the investment community as a nominee or custodian.

(15)	A trust exempt from tax under Section 664 or described in Section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

If the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt recipients except for 9
Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Exempt payees should complete a substitute Form W-9 to avoid possible erroneous backup withholding.

Furnish your taxpayer identification number, check the appropriate box for your status, check the “Exempt from backup withholding” box, sign and date the form and return it to the payer. Foreign payees who are not subject to backup withholding should complete an appropriate Form W-8 and return it to the payer.

Privacy Act Notice.—Section 6109 requires you to provide your correct taxpayer identification number to payers who must file information returns with the IRS to report interest, dividends, and certain other income paid to you to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your return and may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws, and may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to Federal law-enforcement and intelligence agencies to combat terrorism. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Failure to Furnish Taxpayer Identification Number.—If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information with Respect to Withholding.—If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) Criminal Penalty for Falsifying Information.—Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

Frequently Asked Questions

Regarding the Enclosed Form of Election and Letter of Transmittal

The following are answers to some frequently asked questions about the election of consideration and the surrender, subject to the completion of the merger, of ANB shares in connection with the merger. The information presented is qualified in its entirety by reference to (i) the Merger Agreement, dated as of September 5, 2007, among Alabama National BanCorporation (“ANB”), Royal Bank of Canada (“RBC”) and RBC Centura Banks, Inc. (“RBC Centura”), (ii) the Proxy Statement/Prospectus dated December 14, 2007, mailed to ANB stockholders in connection with the January 24, 2008 special meeting of stockholders at which the merger will be voted on by the ANB stockholders, and (iii) the enclosed Form of Election and Letter of Transmittal. A copy of the Merger Agreement was included as Appendix A to the Proxy Statement/Prospectus. You are urged to read these materials, including the Proxy Statement/Prospectus, carefully.

1. What is included in this package?

All the documents necessary to complete your election are included in this package. Please review the following documents carefully:

1.	These Frequently Asked Questions.

2.	The Form of Election and Letter of Transmittal that enables you to make your stock or cash election and attach your ANB stock certificate(s), which includes a Substitute Form W-9 to certify your taxpayer identification/social security number and Instructions for making an election and completing the Substitute Form W-9.

3.	A Notice of Guaranteed Delivery to be used if none of the procedures for delivering your ANB stock certificates can be completed on a timely basis.

2. What is the Form of Election?

The Form of Election allows you to choose RBC common shares, cash, or a combination of both, in exchange for your ANB shares in connection with the merger. To make this election, follow the enclosed instructions to complete the enclosed Form of Election and return it to the Exchange Agent along with your ANB stock certificates, if applicable, prior to the election deadline.

Enclosed with the Form of Election are instructions for surrendering your ANB stock certificate(s) to the Exchange Agent and uncertificated ANB shares held in the ANB Dividend Reinvestment Plan. You must complete, sign and return the Form of Election to the Exchange Agent along with your ANB stock certificates prior to the election deadline in order to make a valid election.

3. What election am I being asked to make?

You are being asked to make an election to choose stock consideration or cash consideration, subject to proration, for each ANB share you own. If the merger is completed, each outstanding share of ANB common stock you own will be converted into the right to receive, at your election, either (i) RBC common shares worth U.S. $80.00, or (ii) U.S. $80.00 in cash, subject to proration procedures designed to ensure that the aggregate consideration to be paid by RBC to all ANB stockholders will be, as nearly as practicable, 50% cash and 50% RBC common shares. These proration procedures are described in the Proxy Statement/Prospectus, dated December 14, 2007, that has been mailed to ANB stockholders. As a result, if either the aggregate cash or share elections exceed the maximum amount available, and your election of either cash or RBC common shares exceeds the maximum amount available, you may receive all or a portion of your consideration in a form different from what you elected. Accordingly, if you make a cash election, it is possible that you will receive RBC common shares. Conversely, if you elect to receive RBC common shares, it is possible that you will receive cash.

For certain information regarding the U.S. federal income tax consequences of an election between stock consideration or cash consideration, see “Material Tax Considerations” in the Proxy Statement/Prospectus.

4. How do I make an election if I hold some of my ANB shares through a broker or other nominee?

If you hold some of your ANB shares through a broker or other nominee, only they can make an election for your shares in accordance with your instructions. Please instruct your broker or other nominee how to exchange your ANB shares by completing the election instructions you received from them.

5. When is my Election Form due?

Your Election Form and your ANB stock certificate(s) must be submitted to the Exchange Agent, Computershare Investor Services Inc., by the election deadline, which is 5:00 p.m., Birmingham, Alabama time, on January 31, 2008. If you hold some of your shares through a broker or other nominee, you must return your election instructions to them in time for them to respond by the election deadline.

6. Am I guaranteed to receive what I ask for on the Election Form?

No. As explained in more detail in the Proxy Statement/Prospectus dated December 14, 2007, the elections of ANB stockholders may be subject to proration.

7. What happens if I do not make an election or I miss the election deadline?

If you do not instruct us by making an election or you miss the election deadline, you will have no control over the type of consideration you may receive and, consequently, may receive only cash or only RBC common shares, or a combination of cash and RBC common shares, depending on elections made by other ANB stockholders.

8. What will happen if I do not complete and return all necessary materials to the Exchange Agent by the election deadline?

You will then be deemed not to have made an election and may receive only cash or only RBC common shares, or a combination of cash and RBC common shares, depending on elections made by other ANB stockholders. You will not, however, receive the merger consideration until you have surrendered your ANB stock certificates. No ANB stockholder will receive any consideration until the merger is completed.

9. What will happen if I submit my ANB stock certificates and submit the Form of Election, and then later decide to change my mind?

You may withdraw your election any time prior to the election deadline by sending a signed letter of withdrawal to the Exchange Agent. You may change your election any time prior to the election deadline by withdrawing your previous election and sending a new Form of Election, properly completed and signed along with any ANB certificates, to the Exchange Agent. However, the time to make a valid election is limited, so we encourage you to consider carefully your choice before sending in your materials. The Exchange Agent must receive any withdrawals of your election and/or new Form of Election by the election deadline for the change or withdrawal to be valid.

2

10. Will I be subject to backup withholding?

Each stockholder surrendering certificates representing shares of ANB common stock to the Exchange Agent is required to provide the Exchange Agent with a correct Taxpayer Identification Number (“TIN”) on Substitute Form W-9, which is included in the Form of Election and Letter of Transmittal, and to indicate, if applicable, that such person is not subject to back up withholding. If such person is an individual, the TIN is his or her social security number. If the Exchange Agent is not provided with the correct TIN, such person may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, failure to provide the information on the form may subject such person to 28% federal income tax withholding on any payment. Exempt stockholders are not subject to these backup withholding and reporting requirements and should write “Exempt” on the face of the Substitute Form W-9. However, such stockholders should also provide a TIN to avoid erroneous backup withholding. Non-U.S. stockholders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate Internal Revenue Service Form W-8. Such forms can be obtained from the Exchange Agent.

11. What if I have lost my ANB stock certificate(s)?

If you have lost your ANB stock certificate or it has been destroyed, you should complete the Form of Election and Letter of Transmittal as fully as possible and forward it together with a letter describing the loss to the Exchange Agent. A representative will send you the necessary documentation to arrange for the issuance of replacement shares.

12. Should I sign my ANB stock certificate(s) before returning them?

No. Your completed and signed Form of Election and Letter of Transmittal will eliminate the need to sign your stock certificate(s).

13. Should the signed Election Form and stock certificates be mailed in the same envelope?

Yes, attach your certificates to the signed Form of Election and Letter of Transmittal.

14. Where should I send my signed Election Form and stock certificates?

The necessary documentation must be received by the Exchange Agent or the U.S. Forwarding Agent at its office specified below by the election deadline:

If delivered by Mail, to:	If delivered by Registered Mail, Hand, or by Overnight Courier, to:	U.S. Forwarding Agent:
P.O. Box 7021	100 University Ave.	Computershare Trust Company N.A.
31 Adelaide St. E.	9th Floor	250 Royall Street
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1	Canton, MA 02021
Canada	Canada
Attn: Corporate Actions	Attn: Corporate Actions

Please keep in mind that the delivery time for registered or certified mail is often longer than regular mail. Delivery will be deemed effective only when such documents are actually received by the Exchange Agent.

3

15. What happens to my shares held in the ANB Dividend Reinvestment Plan?

If you elect cash for all of your shares and there is no proration of cash, you will receive cash for all of your ANB shares, including shares held in your ANB Dividend Reinvestment Plan account. If you elect to receive RBC common shares with respect to shares held in your ANB Dividend Reinvestment Plan account (or receive RBC common shares in exchange for the ANB shares held in your Dividend Reinvestment Plan account as a result of a proration of cash elections), you will not be automatically enrolled in the RBC dividend reinvestment plan and you will receive a Direct Registration Statement representing the RBC common shares you receive in exchange for your ANB Dividend Reinvestment Plan account shares. RBC will send you information on the RBC dividend reinvestment plan, including information on how to enroll in the plan, following completion of the merger.

16. What if I never exchanged my shares I held in banks acquired by ANB for ANB common stock?

You should contact ANB’s transfer agent, Computershare, as soon as possible at 1-800-568-3476 or, alternatively, you can surrender your bank certificates to Computershare at the address indicated below in order to receive a certificate for ANB common stock. Once you receive your ANB share certificate, you will then need to submit the ANB certificate with the Form of Election and Letter of Transmittal to the Exchange Agent or U.S. Forwarding Agent as indicated in Question 14. As there is a limited amount of time to accomplish these steps, please act quickly.

Computershare Trust Company NA

Attn: Corporate Actions

250 Royall Street

Canton, MA 02021

17. What if my ANB share certificate contains a restrictive legend?

The presence of a restrictive legend on your ANB share certificate has no effect on the procedures for making an election of stock consideration or cash consideration. You should follow the procedures set forth in these instructions for making an election with respect to these shares.

18. What should I do if I want my RBC common shares or cash consideration issued in a different name(s)?

If the RBC common shares or cash issued in the merger are to be registered in or paid to a name other than exactly the name that appears on the ANB stock certificate(s) being surrendered with the Form of Election, the certificate(s) being surrendered must be endorsed, or accompanied by an appropriate signed stock power, and the signatures appearing on the endorsement(s) or stock power(s) and on the Form of Election must be guaranteed by an Eligible Institution (as defined in Instruction 4). If the RBC common shares issued in the merger are to be registered in a name other than exactly the name that appears on the account held with Computershare, the signatures appearing on the Form of Election must be guaranteed by an Eligible Institution. Please note that notarization by a notary public is not a valid substitute for a Medallion Guaranteed signature.

If your merger consideration is to be issued in a different name from that in which the account under which ownership of the ANB shares is held, the Substitute Form W-9 must be completed by the transferee and returned with your Form of Election. In addition, unless you certify the Taxpayer Identification Number for the new account, you may be subject to backup withholding and other penalties. If you need additional or replacement copies of the Form W-9, these are available on the IRS’s website at www.irs.gov.

4

In the event that any transfer or other taxes become payable by reason of the payment of the merger consideration in any name other than that of the record holder, it shall be a condition of the issuance and delivery of the merger consideration that the amount of any stock transfer taxes (whether imposed on the registered holder or the transferee) shall be delivered to the Exchange Agent or satisfactory evidence of payment of the taxes, or exemption therefrom, shall be submitted before the transaction consideration is issued. Additionally, the requisite stock transfer tax stamps must be affixed to the certificate(s) or funds must be provided for their purchase.

19. If I elect to receive RBC common shares, will I receive a physical share certificate?

No, you will be enrolled in RBC’s Direct Registration System and you will not get physical share certificates. The Direct Registration System, or DRS, is a system that allows your RBC common shares to be held in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your RBC common shares are held in your name and registered electronically with RBC’s transfer agent, Computershare Trust Company of Canada.

Shares held in this form have all the traditional rights and privileges as holders of shares held in certificate form.

20. What is a Substitute Form W-9 “Request for Taxpayer Identification Number and Certification”? What form should I use if I am a non-U.S. stockholder?

The Substitute Form W-9 must be completed and signed. If you do not submit a properly completed Substitute Form W-9, any payments made to you may be subject to backup withholding. See Instruction 9 for additional instructions.

Non-U.S. stockholders should provide a Form W-8BEN (or other applicable Form W-8), which may be obtained from the Exchange Agent or the IRS’s website at www.irs.gov. Non-U.S. stockholders should contact the Exchange Agent for further information.

21. What if I lose my Form of Election or need an additional one?

You should call the Exchange Agent at 1-866-586-7635 and request that a duplicate Form of Election be mailed to you. Keep in mind that the Exchange Agent must receive any Form of Election changes by the election deadline.

22. Can I sell my ANB stock after making an election?

You may only sell your ANB stock after you make an election if you revoke your election prior to the election deadline. ANB stockholders who hold their shares of ANB common stock in “street name” should follow the instructions of the bank, broker or other nominee holding the stock if they want to revoke or change their election with respect to such shares of ANB common stock. ANB stockholders may not, under any circumstances, revoke their election once the election deadline has passed, and therefore will not be able to sell their ANB stock after that point.

5

23. When will the merger consideration be distributed?

Shortly following the final determination of the cash and stock consideration and the election and proration results and after the merger is completed, the merger consideration will be distributed to all stockholders who have properly completed and submitted to the Exchange Agent any required transmittal and other materials.

24. Whom do I call if I have additional questions about the merger or my surrender of ANB shares or need more information?

You may contact the Exchange Agent, Computershare Investor Services, directly at 1-866-586-7635.

These materials may be deemed to be solicitation material in respect of the proposed merger of RBC and Alabama National BanCorporation. In connection with the proposed transaction, a registration statement on Form F-4 has been filed with the Securities and Exchange Commission (“SEC”). Shareholders of RBC and stockholders of ANB are encouraged to read the registration statement, as amended, and any other relevant documents filed with the SEC, including the proxy statement/prospectus that is part of the registration statement, because they contain important information about the proposed merger. The final proxy statement/prospectus has been mailed to stockholders of ANB. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from Alabama National BanCorporation, 1927 First Avenue North, Birmingham, Alabama 35203, Attention: Kimberly Moore, Telephone: (205) 583-3600, or from RBC, Investor Relations Department, Royal Bank of Canada, 200 Bay Street, 14th Floor, South Tower, Toronto, Ontario, Canada M5J 2J5, Telephone: (416) 955-7802.

6

ALABAMA NATIONAL BANCORPORATION

NOTICE OF GUARANTEED DELIVERY

(NOT TO BE USED FOR SIGNATURE GUARANTEE)

This Notice of Guaranteed Delivery or one substantially similar hereto must be used to make a valid election with respect to your shares of common stock of Alabama National BanCorporation (“ANB”), as set forth in the proxy statement/prospectus dated December 14, 2007 (the “Proxy Statement”), and the accompanying Form of Election and Letter of Transmittal and the instructions thereto (collectively, the “Election Form”), if (1) your stock certificate(s) representing shares of ANB common stock are not immediately available, (2) you cannot complete the procedure for book-entry transfer on a timely basis, or (3) you cannot deliver the certificate(s) and all other required documents to Computershare (the “Exchange Agent”) prior to the Election Deadline. The “Election Deadline” will be 5:00 p.m., Birmingham, Alabama Time, on January 31, 2008, unless extended by ANB and RBC, which extension will be announced by a press release at least five business days in advance of the date of the deferred deadline. This Notice of Guaranteed Delivery may be delivered by mail, facsimile transmission, overnight courier or registered mail to the Toronto Office of the Exchange Agent only (as set forth below) and it must be received in advance of the Election Deadline.

TO: COMPUTERSHARE, Exchange Agent

Telephone: 1-866-586-7635

If delivered by Mail, to:	If delivered by Registered Mail, Hand, or by Overnight Courier or Facsimile Transmission, to:
P.O. Box 7021	100 University Ave.
31 Adelaide St. E.	9th Floor
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Canada	Canada
Attn: Corporate Actions	Attn: Corporate Actions
Facsimile: (905) 771-4082

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TRANSMISSION TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures if a signature on a Form of Election and Letter of Transmittal is required to be guaranteed by an eligible institution under the instructions thereto.

Ladies and Gentlemen:

I hereby acknowledge that if the shares of ANB common stock listed below are not delivered to the Exchange Agent by 5:00 p.m. Birmingham, Alabama Time on the third NYSE trading day after the Election Deadline (as set forth in the Form of Election and Letter of Transmittal), the Exchange Agent may deem that I have not made an election with respect to such shares.

I hereby agree to deposit with the Exchange Agent the shares of ANB common stock listed below, upon the terms of and subject to the conditions set forth in the Proxy Statement and the related Form of Election and Letter of Transmittal, including the instructions to the related Form of Election and Letter of Transmittal, receipt of which I hereby acknowledge, as follows:

Certificate No.	Number of Shares

The Book-Entry Transfer Facility Account Number (if the shares of ANB common stock will be delivered by book-entry transfer)	Sign Here

Account Number	Signature(s)

Number of Shares	Number and Street or P.O. Box

Date	,
City, Street, Zip Code

GUARANTEE OF DELIVERY

(NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program guarantees delivery to the Exchange Agent of certificates representing the shares of ANB common stock listed above, in proper form for transfer or delivery of such shares of ANB common stock pursuant to procedures for book-entry transfer, in either case with delivery of a properly completed and duly executed Form of Election and Letter of Transmittal (or manually signed facsimile thereof) and any other required documents, no later than 5:00 p.m. Birmingham, Alabama Time on the third NYSE trading day after the Election Deadline.

Firm Name (Print)

Authorized Signature

Address

City, State, Zip Code

Area Code and Telephone Number

Date	,

DO NOT SEND CERTIFICATE(S) OR ANY OTHER REQUIRED DOCUMENTS WITH THIS FORM. THEY SHOULD BE SENT WITH THE ELECTION FORM TO THE EXCHANGE AGENT (UNLESS A BOOK-ENTRY TRANSFER FACILITY IS USED).